UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

UCI Medical Affiliates, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

902633106
(CUSIP Number)

Gregory Bylinsky
Bandera Partners LLC
50 Broad Street, Suite 1820
New York, New York 10004
Tel No. (212) 232-4582

With copies to:
Robert E. Holton, Esq.
Arnold & Porter LLP
399 Park Avenue
New York, New York 10022
Tel No. (212) 715-1137
 (Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

                  March 14, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 902633106

1.	Names of Reporting Persons

Bandera Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power	1,323,357
Shares Bene-
ficially Owned	8.	Shared Voting Power	0
By Each
Reporting	9.	Sole Dispositive Power	1,323,357
Person With
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,323,357

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.3%

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D
CUSIP No. 902633106

1.	Names of Reporting Persons

Gregory Bylinsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF & PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power	15,011
Shares Bene-
ficially Owned	8.	Shared Voting Power	1,323,357
By Each
Reporting	9.	Sole Dispositive Power	15,011
Person With
	10.	Shared Dispositive Power	1,323,357

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,338,368

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.5%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 902633106

1.	Names of Reporting Persons

Jefferson Gramm

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF & PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power	20,500
Shares Bene-
ficially Owned	8.	Shared Voting Power	1,323,357
By Each
Reporting	9.	Sole Dispositive Power	20,500
Person With
	10.	Shared Dispositive Power	1,323,357

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,343,857

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.5%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 902633106

1.	Names of Reporting Persons

Andrew Shpiz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power	0
Shares Bene-
ficially Owned	8.	Shared Voting Power	1,323,357
By Each
Reporting	9.	Sole Dispositive Power	0
Person With
	10.	Shared Dispositive Power	1,323,357

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,323,357

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.3%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 to Schedule 13D (this “Amendment”) supplements and amends, but is not a complete restatement of, the Amendment No. 1 to Schedule 13D filed by Bandera Partners LLC, Gregory Bylinsky, Jefferson Gramm and Andrew Shpiz with the U.S. Securities and Exchange Commission (the “SEC”) on February 9, 2010, relating to the common stock (the “Common Stock”) of UCI Medical Affiliates, Inc. (the “Company”).  This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.  Capitalized terms used but not defined in this Amendment have the meaning ascribed to them in the Schedule 13D.  The Schedule 13D is supplemented and amended as follows:

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Bandera Partners, Bandera Master Fund, Gregory Bylinsky, Jefferson Gramm and Andrew Shpiz (collectively, the “Bandera Group”) entered into a Share Tender Agreement, dated March 14, 2011 (the “Agreement”), with Blue Cross and Blue Shield of South Carolina (the “Purchaser”).

Pursuant to the Agreement, the Purchaser agreed to commence, or to cause a wholly owned subsidiary to commence, a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of Common Stock of the Company not owned by the Purchaser and its Affiliates (as defined in the Agreement) at a price of not less than $6.50 in cash per share, net to the sellers, without interest thereon and less any required withholding taxes, on the other terms and subject to the conditions set forth in the Agreement.  The Bandera Group agreed to tender to the Purchaser in the Tender Offer all shares of Common Stock directly owned by Bandera Master Fund.  In addition, each of Mr. Bylinsky and Mr. Gramm agreed to tender to the Purchaser in the Tender Offer all shares of Common Stock directly owned by him.

The foregoing is only a summary of certain terms of the Agreement, and is qualified in its entirety by the full Agreement, which is attached hereto as Exhibit 2 to this Amendment and is incorporated by reference into this Item 4 as if set out herein in full.

From time to time, one or more members of the Bandera Group and/or one or more of their affiliates may hold discussions or otherwise communicate with any of the Company’s officers, directors or shareholders to discuss matters that may include one or more of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

In addition, and subject to the terms of the Agreement and applicable law, the Bandera Group may purchase from time to time in open market or privately negotiated transactions additional securities of the Company, or options or derivatives related thereto.  Subject to the terms of the Agreement, the Bandera Group may also determine to dispose of all or a portion of its shares of Common Stock of the Company at any time.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information provided in response to Items 2(c), 4 and 5(d) above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The exhibits listed on the Index of Exhibits of this Schedule are filed herewith.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: March 14, 2011
BANDERA PARTNERS LLC

By:	/s/ Gregory Bylinsky
Gregory Bylinsky
Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.

Dated: March 14, 2011

By:	/s/ Gregory Bylinsky
Gregory Bylinsky

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.

Dated: March 14, 2011

By:	/s/ Jefferson Gramm
Jefferson Gramm

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.

Dated: March 14, 2011

By:	/s/ Andrew Shpiz
Andrew Shpiz

INDEX OF EXHIBITS

Exhibit No.	Description

1
Agreement of Joint Filing, dated February 8, 2010, among Bandera Partners LLC, Gregory Bylinsky, Jefferson Gramm and Andrew Shpiz (previously filed as Exhibit 1 to the Reporting Persons’ Amendment No. 1 to Schedule 13D filed with the SEC on February 9, 2010).

2	Share Tender Agreement, dated March 14, 2011, by and among Blue Cross and Blue Shield of South Carolina and Bandera Partners LLC and certain of its affiliates.

EXHIBIT 2

SHARE TENDER AGREEMENT